                                                       COMMISSION FILE NO. 1-496
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT



                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                      FOR THE YEAR ENDED DECEMBER 31, 2000

                               Title of the Plan:
                               ------------------

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

               Issuer of the securities held pursuant to the Plan:
               ---------------------------------------------------

                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN


                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                        STATEMENT OF NET ASSETS AVAILABLE
                                  FOR BENEFITS
                          at December 31, 2000 and 1999



                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS
                 for the years ended December 31, 2000 and 1999


                          NOTES TO FINANCIAL STATEMENTS


                             SUPPLEMENTAL SCHEDULE:
      Schedule H, Part IV, Item 4i - Assets Held for Investment Purposes at
                               December 31, 2000



                        REPORT OF INDEPENDENT ACCOUNTANTS


                                  EXHIBIT INDEX

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                        DECEMBER 31,
                                   2000              1999
                                   ----              ----
      ASSETS

Investments at fair value      $299,133,049      $394,090,238
Contribution receivable             294,808           299,289
Cash                                 47,013            41,621
                               ------------      ------------
Total Assets                    299,474,870       394,431,148

    LIABILITIES

Accrued interest payable            294,808           299,289
Loan payable                     91,000,000        92,500,000
                               ------------      ------------
Net Assets Available for
Benefits                       $208,180,062      $301,631,859
                               ============      ============

   The accompanying notes are an integral part of these financial statements.

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                       Year Ended
                                                    December 31, 2000
ADDITIONS:

     ADDITIONS TO NET ASSETS ATTRIBUTED TO:

     INVESTMENT INCOME:
         Net depreciation in fair value of
             investments                              $(83,948,908)
         Interest                                        1,448,172
         Dividends                                       4,427,355
                                                      ------------
                                                       (78,073,381)
     CONTRIBUTIONS:
         Participant                                    11,753,808
         Employer                                        8,690,339
                                                      ------------
                                                        20,444,147
                                                      ------------
                  Total additions:                     (57,624,753)

     DEDUCTIONS:

     DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
         Benefits paid to participants                  27,188,884
         Interest expense                                8,631,507
         Administrative expenses                             6,653
                                                      ------------
                           Total deductions:            35,827,044
                                                      ------------
                           Net (decrease):             (93,451,797)


     NET ASSETS AVAILABLE FOR BENEFITS:
         Beginning of year                             301,631,859
                                                      ------------
         End of year                                  $208,180,062
                                                      ============

   The accompanying notes are an integral part of these financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The following description of the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan, which covers substantially all domestic employees of the former BetzDearborn Inc. who have attained age 21. (See Note 2.) The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         The BetzDearborn 401(k) program was previously integrated with the Employee Stock Ownership Plan ("ESOP"). Under the 401(k) provisions of the Plan, employees can contribute on a pretax basis 2% to 15% of salary, the first 6% being matched 50% by Hercules Incorporated (the Company) in the form of Hercules Incorporated common stock.

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after 5 years of credited service.

         After satisfying the 401(k) matching contributions and dividends, the remaining allocable common shares are allocated to individual participants' accounts as of December 31st of each plan year based on the participants' eligible compensation as a percentage of total eligible compensation. The number of shares released for allocation in a plan year is equal to the number of previously unreleased shares multiplied by a fraction. The numerator of the fraction is the amount of principal and interest paid on the loan for the plan year, and the denominator of the fraction is the sum of the numerator plus the principal and interest to be paid on the loan for all future plan years during the term of the loan. If this allocation is not sufficient to satisfy the 401(k) contributions and dividends the Company is required to fund the shortfall. For the year ended December 31, 2000 the Company contributed 105,137 shares of Hercules common stock having a fair market value of $2,004,178 to fund this shortfall.

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         The assets of the Plan are held by Putnam Fiduciary Trust Company (the Trustee). The Trustee also performs recordkeeping for the Plan.

         The Plan includes an employee loan provision authorizing participants to borrow up to 50% of withholdings and earnings, up to $50,000. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months. The loans bear interest at a rate of 2% over prime, set on the first day of each quarter. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. Marketable securities and investments in various mutual funds are stated at aggregate fair value as determined from quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

         Withdrawals are recorded upon distribution.

         The Plan presents in the statement of changes in net assets available for benefits under the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.       INVESTMENTS

         The fair value of the Plan's investments that represent five percent or more of net assets available for benefits at December 31, 2000 and 1999 are as follows:

                                                     2000             1999
                                                     ----             ----
         Hercules Incorporated Common Stock      $ 39,325,828     $ 31,915,715
         Hercules Incorporated ESOP Stock         105,405,829      156,733,250
         The Putnam Fund for Growth & Income       27,210,630       32,693,527
         Putnam New Opportunities Fund             20,583,042       30,705,452
         Putnam Voyager Fund                       50,486,571       71,358,867
         Putnam Money Market Fund                  17,853,920       23,987,449
         Putnam S&P 500 Index Fund                 10,683,034       12,629,927

         During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($83,948,908) as follows:

         Common stock                            $(58,425,272)
         Mutual funds                             (25,523,636)
                                                 ------------
                                                 $(83,948,908)
                                                 ============

3.       NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                         December 31,
                                                           2000                             1999
                                                           ----                             ----
                                                Allocated       Unallocated       Allocated      Unallocated
    NET ASSETS:

       Investments in Hercules Incorporated
          Common stock                        $  37,117,587    $  68,288,242    $  50,397,120   $ 106,336,130
       Contributions receivable                          --          294,808               --         299,289
       Accrued interest payable                          --         (294,808)              --        (299,289)
       Loan payable                                      --      (91,000,000)              --     (92,500,000)
                                              -------------    -------------    -------------   -------------
                                              $  37,117,587    $ (22,707,275)   $  50,397,120   $  13,836,130
                                              =============    =============    =============   =============

                                                   Year Ended
                                                December 31, 2000

                                            Allocated      Unallocated
                                            ---------      -----------
    Changes in net assets:
       Net (depreciation) in fair value
         of investments:                  $(15,910,623)   $(34,419,560)
       Dividends                                    --       3,449,822
       Employer contributions                2,004,174       6,686,165
       Benefits paid to participants        (2,962,016)             --
       Interest expense                             --      (8,631,507)
       Allocation of shares under
          ESOP provision                     3,628,325      (3,628,325)
       Transfers to other investment
          options                              (39,393)             --
                                          ------------    ------------
          Net Decrease                    $(13,279,533)   $(36,543,405)
                                          ============    ============


4.       ESOP LOAN, COMPANY LOAN GUARANTEE, AND EMPLOYER CONTRIBUTIONS

         The ESOP loan is secured by the unallocated shares of Hercules Incorporated Common Stock and is guaranteed by the Company. At December 31, 2000, the Plan held 3,582,334 unallocated shares of Common Stock with a fair value of $ 68,288,242. The Company is required to make contributions to the Plan which, together with dividends received on stock held by the Plan, are sufficient to enable the Plan to service its indebtedness. The Company's common stock dividends were suspended during the fourth quarter of 2000. Interest was incurred on the loan at 8.96% from October 16, 1998 to October 03, 2000, 10.45% from October 4, 2000 to November 13, 2000, and 11.95% from November 14, 2000 to December 31, 2000. Debt service contributions paid to the ESOP during 2000 and 1999 totaled approximately $10,135,987 and $9,332,800, respectively, including dividends of $3,449,822 and $6,154,985, respectively. An additional contribution of $393,019 has been accrued by the Plan and is included in the contribution receivable recorded at December 31, 2000.

         In May of 2001, Hercules Incorporated sold a significant portion of its Resins business. As part of the Company's existing bank agreement, a portion of the proceeds from such sales were be used to directly pay down the ESOP debt. On May 1, 2001, in conjunction with the sale of part of its Resins business to Eastman Chemical Corporation, Hercules Incorporated pre-paid $9,845,076 of the ESOP loan. On May 31, 2001, in conjunction with the sale of another part of its Resins business to GEO Specialty Chemicals, Hercules Incorporated pre-paid $ 3,582,280 of the ESOP loan. The pre-payments will be applied on a pro-rata basis to reduce future principal payments on the ESOP loan.

5.       TRANSACTIONS WITH PARTIES-IN-INTEREST

         In accordance with the Plan document, the Company will pay substantially all administrative expenses reasonably incurred in connection with the Plan. It is impractical to allocate common expenses of the Company and the Plan. However, certain employees of the Company are involved in the operation of the Plan.

6.       TAX STATUS

         The United States Treasury Department advised on April 2, 1999, that the Plan as amended through April 9, 1998 is a qualified plan under Section 401(a) of the Internal Revenue Code and whose trust is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

7.       SUBSEQUENT EVENTS

         During the 2nd quarter of 2001, Hercules Incorporated sold a significant portion of its Resins business. As part of the Company's existing bank agreement, a portion of the proceeds from any such sale must be used to directly pay down debt. On May 1, 2001, in conjunction with the sale of part of its Resins business to Eastman Chemical Corporation, Hercules Incorporated paid $ 9,845,076 of the ESOP loan. On May 31, 2001, in conjunction with the sale of another part of its Resins business to GEO Specialty Chemicals, Hercules Incorporated paid $ 3,562,260 of the ESOP loan. The pre-payments will be applied on a pro-rata basis to reduce future principal payments on the ESOP loan.

                             SUPPLEMENTAL SCHEDULES

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN
                        SUPPLEMENTAL SCHEDULE H, ITEM 4i
                       ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000

                                                     DESCRIPTION OF
                                                       INVESTMENT
                                                   INCLUDING MATURITY
        IDENTITY OF ISSUE, BORROWER,             DATE, RATE OF INTEREST,
              OR SIMILAR PARTY                   PAR, OR MATURITY VALUE         COST           MARKET
--------------------------------------------------------------------------------------------------------
COMMON STOCK:
   *Hercules Incorporated - ESOP                        5,529,486 shares    $161,860,052    $105,405,829
   *Hercules Incorporated Common Stock                  2,062,747 shares      40,905,120      39,325,828

MUTUAL FUNDS:
   *Putnam Voyager Fund                                 2,111,525 shares      50,829,402      50,486,571
   *Putnam Fund for Growth & Income                     1,391,136 shares      27,988,541      27,210,630
   *Putnam Money Market Fund                           17,853,920 shares      17,853,920      17,853,920
   *Putnam New Opportunities Fund                         343,853 shares      23,596,350      20,583,042
   *Putnam S&P 500 Index Fund                             337,217 shares       9,516,822      10,683,024
   *Putnam U.S. Government Income Trust                   458,357 shares       5,904,284       5,857,792
   *Putnam International Growth Fund                      324,750 shares       7,533,908       8,053,796
   *Putnam OTC & Emerging Growth Fund                     424,129 shares      10,782,683       6,009,918
   *Putnam Asset Allocation Balanced Fund                 169,338 shares       2,058,939       1,833,927
   *Putnam Asset Allocation Growth Fund                   132,508 shares       1,800,912       1,462,896
   *Putnam Asset Allocation Conservative Fund              81,058 shares         836,714         751,413

LOAN FUND:
   *Putnam Loan Fund                                  Participant loans;
                                                           between
                                                        10.5% to 11.5%               N/A       3,614,463
                                                           interest

Total assets held for investment purposes                                   $361,514,660    $299,133,049


*Indicates party-in-interest to the Plan.

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN
                        SUPPLEMENTAL SCHEDULE H, ITEM 4j
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 2000

                                                                        PURCHASE       SELLING        COST OF         GAIN
IDENTITY OF PARTY INVOLVED     DESCRIPTION OF ASSET                      PRICE          PRICE          ASSET         (LOSS)
CATEGORY (i):
*Putnam Fiduciary Trust        OTC & emerging Growth                  $15,714,173      9,289,755    $25,576,436       (572,508)

*Putnam Fiduciary Trust        International Growth                     7,941,201    $ 7,173,712    $14,638,151    $   476,762

 Putnam Fiduciary Trust        Growth & Income                          4,432,911     10,733,653     16,328,844     (1,162,280)

*Putnam Fiduciary Trust        New Opportunities                      $12,975,274     12,539,296    $23,376,999      2,137,571

*Putnam Fiduciary Trust        Hercules Incorporated Common Stock      23,124,641    $ 7,612,772    $31,967,977    $(1,230,564)

 Putnam Fiduciary Trust        Voyager Fund                            12,203,961     17,345,970     26,309,532      3,240,399

*Putnam Fiduciary Trust        Money Market                           $14,773,546     20,907,076    $35,860,622              0

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                    BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN




                                    /s/ Gaynor Kelley
                                    -------------------------------------------

                                    Gaynor Kelley, Chairman
                                    Finance Committee, Hercules Incorporated,
                                    Plan Administrator



Date: June 29, 2001

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of the statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania 19103
June 29, 2001

                                 EXHIBIT INDEX

NUMBER              DESCRIPTION

23.1      Consent of PricewaterhouseCoopers LLP